

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 22, 2010

Joseph Listengart
Vice President, General Counsel and Secretary
Kinder Morgan Holdco LLC
500 Dallas Street, Suite 1000
Houston, TX 77002

> **Re:** **Kinder Morgan Holdco LLC**
> **Registration Statement on Form S-1**
> **Filed November 23, 2010**
> **File No. 333-170773**

Dear Mr. Listengart:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note a number of blank spaces throughout your registration statement for information that you are not entitled to omit pursuant to Rule 430A of Regulation C. Please disclose a bona fide price range of the offered securities, indicate the number of shares to be offered by the selling stockholders and provide all other information left blank in your prospectus that you are not permitted to omit pursuant to Rule 430A. Please refer to Item 501(b) of Regulation S-K. Please provide this information as soon as practicable and allow us sufficient time to review your complete disclosure prior to any distribution of preliminary prospectuses.

2. Your filing has been referred to the natural resources group located in the Division of Corporation Finance for review by its engineers. We may have additional comments following their review.

3. Please provide us with any gatefold information such as pictures, graphics, or artwork that will be used in the prospectus.

4. Prior to the effectiveness of the registration statement, please have a representative of the Financial Industry Regulatory Authority call us to confirm that it has completed its review, including its review regarding the underwriting compensation terms and arrangements of this offering.

Prospectus Summary, page 1

5. Please disclose in the filing the basis for all of your assertions about your competitive position within your industry. If you funded or were otherwise affiliated with any of the studies or reports you cite, please disclose this. Note that if any of this information was prepared by a third party for inclusion in this registration statement, you should file the consent of such party as an exhibit. Otherwise, please confirm to us that these sources are widely available to the public. If you do not have appropriate independent support for a statement, please revise the language to make clear that this is your belief based on your experience in the industry, if true. This comment is also applicable to any unsupported claims in the Description of Business section of the filing. The following are examples only of some of your competitive position assertions:

    - The Partnership is one of the largest energy transportation and storage companies in North America (pages 1 and 6).

    - In the United States, KMP is the largest independent transporter of petroleum products, the second largest transporter of natural gas (including NGPL), the largest provider of contracted natural gas treating services, the largest transporter of CO_2 and the largest independent terminal operator (page 6).

    - KMP operates and owns 50% of the 1,679-mile Rockies Express natural gas pipeline system, one of the largest natural gas pipelines ever constructed in North America (page 133).

    - We are one of the largest independent operators of liquids terminals in North America (page 139).

    - NGPL is one of the nation's largest natural gas storage operators (page 141).

Our Business, page 1

6. In the first sentence of the second paragraph you state that you "generate substantial free cash flow and are able to grow that cash flow with little incremental capital required above the Partnership level." Please explain how you calculate free cash flow and clarify how this relates to cash distributions by KMP. For example, you state that KMP is the primary driver behind your cash flow, yet KMP provides KMR i-units rather than cash distributions. Furthermore, your general partner receives KMR shares and it is unclear whether the KMR shares trade at the same value as the i-units.

7. If you choose to highlight your strengths in the summary, please balance that disclosure with a discussion of the principal challenges or weaknesses and the risks and limitations facing you.

8. We note your statement that from 1996 through 2010, the distributions you received from KMP have increased by a compound annual growth rate (CAGR) of 55%. However, you disclose on page 5 that the compound annual growth rate for this period was actually 53%, and the 55% CAGR represents the increase that would have occurred if the distributions received from KMP in 2010 had differed in certain ways from the actual amount received. Please revise page 1 to disclose your actual CAGR for distributions received.

Our Business Objective and Our Dividend Policy, page 2

9. We read that in 2009 and 2010, you distributed an aggregate of $650 million and $700 million, respectively, to your current investors. Please reconcile the $700 million amount disclosed here for 2010 to the $500 million amount disclosed for 2010 in your Summary Financial Data on page 14 and your Selected Historical Consolidated Financial Data on page 49, and clarify this matter for your readers.

10. We note that you intend to disclose a projection of future dividends that you will pay for your initial quarterly dividend in 2011 and in the aggregate for 2011. If you disclose a proposed dividend rate on your common stock, we believe you should provide investors with adequate information to assess your ability to pay such dividends in the future by disclosing the estimated amount of cash available for dividend payments on a forward-looking basis for the period that coincides with the timing of the expected dividend payments. Please disclose in an appropriate location in your filing the underlying assumptions that support your assertion that you will have the ability to pay dividends at these specified levels during 2011. For example, you should quantify the estimated cash distributions that you will receive from KMP and NGPL, your estimated cash disbursements and reserves, and any other factors that would be considered in calculating your cash available for distribution and discuss in reasonable detail the assumptions

and uncertainties that underlie these estimates. You should also compare these estimated amounts to their respective historical levels in 2010 and explain your basis for expecting any significant changes from the 2010 levels. You should also clarify whether and how this level of projected dividends complies with the DGCL, as discussed in your risk factor on page 35. Alternately, if you do not present estimates of cash available for dividend payments, delete all references to an expected amount of dividends to be paid during 2011 from this filing and any selling materials.

Annual Cash Distributions by the Partnership to its Limited Partners and General Partner, page 4

11. We read that this graph presents historical and estimated cash distributions to the limited partners and the general partner. Please revise to clarify which portion of these cash distributions, if any, has been estimated. In this regard, it appears from disclosures elsewhere in your filing, including footnote 1 to the graph at the top of page 4 depicting hypothetical partnership distributions of cash, that the $4.32 distribution per unit for 2010 represents distributions actually paid in calendar 2010; therefore, it is unclear to us that any amounts have been estimated. If necessary, revise your disclosures throughout your prospectus to clarify that the $4.32 distribution per unit for 2010 is an estimate and not the actual amount paid.

12. We note your graph at the bottom of page 4 depicting annual cash distributions made by KMP and the similar graph on page 5 depicting annual cash distributions that you received from KMP. Since it appears that the purpose of these graphs is to present historical cash distributions over the last 15 years and to highlight the resulting trends in cash distributions during that period, it does not appear meaningful or appropriate to have adjusted the 2010 distributions as though they had been higher than they actually were. We will not object if you wish to convey to your investors that the amount of the 2010 distributions was negatively impacted by your election to receive from KMP cash distributions from interim capital transactions in the second quarter of 2010 instead of the larger cash distributions from operations to which you were contractually entitled, provided that you also disclose the reason why you made this election and highlight your ability to make similar elections in the future. However, that explanation should be presented in narrative form such as a footnote to the graph, and the graph itself should only depict the actual cash distributions made and received in 2010. Similarly the CAGR for distributions that you are presenting on these graphs should be revised to reflect the actual CAGR instead of an adjusted CAGR as though the 2010 distributions had been higher than they actually were.

Annual Cash Distributions Received from the Partnership, page 5

13. Please balance your disclosure of the annual cash distributions you have received from KMP by discussing with equal prominence the cash expenses that are incurred above the Partnership level to clearly convey to your investors the magnitude by which cash distributions received from KMP will be reduced when calculating your cash available for dividends. Please also expand your disclosures concerning this matter under the heading Dividend Policy on page 43.

14. It appears that a primary motivation for an investor to acquire your common stock will be the cash dividends that you are expected to pay. We note your graph on page 5 depicting the historical levels of cash dividends that you have received from KMP. Please tell us how you considered presenting, either here or in another appropriate location in your filing such as your Selected Historical Consolidated Financial Data on page 49, pro forma cash dividends as if the offering had closed at an earlier date. We believe this information would be useful to your investors in making their investment decision.

Our Capital Stock, page 8

15. In the note on the bottom of page 8 and in the last paragraph on page 193, please explain how any conversion of the Class B and Class C shares into common stock would result in a corresponding decrease in the number of shares of common stock into which the Class A shares are convertible. Also provide this disclosure under Description of Our Capital Stock beginning on page 205.

Governance Matters, page 9

16. Please expand your diagram on page 10 to show the percentage economic and voting power held in each entity, including by the Sponsor Investors, Original Stockholders, Other Management, Richard Kinder, third parties and public security holders. Also indicate how the interests of the security holders in each entity are held; for example, common shares, Class A, Class B, Class C shares, common units, i-units, etc.

Dividend Policy, page 43

Our Dividend Policy, page 43

17. Your current disclosure of your dividend policy appears overly broad. Please revise for the following:

- Please refer to the second sentence in the first paragraph under this heading, in which you discuss how the amount of your cash dividends will be determined. It is unclear from your current disclosure whether this formula for calculating the amount of your cash dividends is specified in your charter, particularly given your use of the term "generally." Please revise. If your charter does not specify the details of how your cash dividends should be calculated or does not require you to pay out all available cash, please clarify this. Please also clarify whether dividends may be paid out of cash from borrowings.

- Please clearly indicate your board of directors' discretionary ability to amend, revoke or suspend your dividend policy at any time and for any reason, similar to your disclosure under the heading Dividend Policy on page 116.

- You state that your dividend policy reflects your judgment that your stockholders would be better served if you distributed to them a substantial portion of your cash. Please address the potential long-term implications for your business and financial condition arising from paying out a substantial portion of your cash, similar to your disclosure under the heading Dividend Policy on page 116.

- Please revise your disclosure here and on page 116 to clarify that the holders of your Class A, Class B and Class C shares, in the aggregate, will be entitled to receive the dividends allocable to the aggregate number of shares of common stock into which the Class A, Class B and Class C shares would be convertible, in the aggregate, on the record date for the applicable dividend. To provide additional context for this disclosure, please consider quantifying an estimate of the number of shares of common stock that the Class A, Class B and Class C shares, in the aggregate, will be convertible into at the closing of this offering.

Distributions of Cash Under KMP's Partnership Agreement, page 43

18. We note your disclosures under this heading that a portion of KMP's cash distributions for the second quarter of 2010 were a distribution of cash from interim capital transactions, which resulted in a smaller incentive distribution payment to KMP's general partner and indirectly to you. Please revise to reconcile these disclosures with your disclosure on page 44 under the heading Rule for Characterizing Distributions, which states that all available cash distributed by KMP from any source will be treated as distributions of cash from operations until the sum of all available cash distributed equals a certain threshold, and only after meeting that threshold will distributions be considered a distribution of cash from interim capital transactions. Specifically, please clarify whether KMP's distributions have met the threshold such that its cash distributions are allocated based on the formula for distributions of cash from interim capital transactions instead of the formula for distributions of cash from operations. Since it appears that KMP has not met this threshold, please revise to better explain why KMP allocated distributions in the second quarter of 2010 in a manner that appears contrary to its stated rule for characterizing distributions and

whether KMP has the ability to break this rule or you have the ability to waive this rule such that the general partner incentive distributions that you receive could be reduced again in the future. Finally, please disclose why you elected to receive the lower cash distributions under the formula for cash from interim capital transactions, which we note from your financial statements appears to have been to allow KMP to retain adequate cash to fund the SFPP Historical Cases Settlement. Please also apply this comment to your similar disclosures beginning on page 119.

Capitalization, page 47

19. Please tell us how you considered whether the "As Adjusted" capitalization as of September 30, 2010 should include the effects of KMP's cash distributions subsequent to the balance sheet date. Specifically, we assume this distribution would impact the amounts shown for cash and for the noncontrolling interests.

Selected Historical Consolidated Financial Data, page 48

20. We note your disclosures elsewhere in the filing concerning the Conversion Transactions in which your current limited liability company equity units will be converted into classes of capital stock of a Delaware corporation. Please confirm to us, if true, that you will account for the Conversion Transactions in a manner similar to a recapitalization within your financial statements, including giving retroactive effect to this change in capital structure. If our assumption is correct, please consider presenting pro forma equity accounts and earnings per share here in your Selected Historical Consolidated Financial Data to show your investors how your historical equity accounts will be recast following the Conversion Transactions. In this regard, we note that the Class A, Class B and Class C shares that will be issued in the Conversion Transactions are convertible into the common stock that is being registered in this offering, so it appears that diluted earnings per share calculations may be applicable to these historical periods.

Properties, page 150

21. Please provide the disclosure required by Item 102 of Regulation S-K, including the location and general character of the principal properties of the company and its subsidiaries. In addition, identify the segments, as reported in the financial statements, that use the properties described.

Legal Proceedings, page 150

22. We note your reference to note 11 to your interim consolidated financial statements for a discussion of some of the legal proceedings in which you are involved.   Please provide in this section of the filing the disclosure required by

Item 103 of Regulation S-K, including the name of the court or agency in which the proceedings are pending, the date instituted, the principal parties, a description of the factual basis alleged to underlie the proceedings and the amount of relief sought. Also include any proceedings required to be disclosed pursuant to Instruction 5 to Item 103.

<u>The Transactions – The Conversion Transactions, page 152</u>

23. Please describe in the fourth paragraph the different series of Class A shares. In the fifth paragraph, describe the circumstances under which the Class B and Class C shares will convert into common stock. Make similar revisions under Description of Our Capital Stock beginning on page 205.

<u>Stock Compensation Plan for Non-Employee Directors, page 160</u>

24. Please revise the language that your summary of your plan is "qualified in its entirety to the full text of the plan." You have similar qualifying language in other areas of your prospectus. For example, on page 175 concerning your summary of your 2010 Stock Incentive Plan, on page 178 concerning your Employee Stock Purchase Plan, on page 180 concerning your Annual Incentive Plan and on page 184 concerning your Shareholders Agreement. These are only examples; please revise your entire prospectus accordingly. Rule 411(a) permits this type of qualification only where contemplated by the form.

<u>Compensation Discussion and Analysis, page 161</u>

25. In your next amendment, please update your executive compensation disclosure to provide compensation information for the fiscal year ended December 31, 2010. For guidance, refer to 217.11 of our Regulation S-K Compliance and Disclosure Interpretations available on our website at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

26. We note your disclosure on page 162 that you "periodically compare [y]our executive compensation components with market information" and that the purpose of this comparison is partially to ensure that your compensation is "generally comparable to the compensation offered by companies of similar size and scope as [you]." We further note your disclosure on page 166 in connection with your annual incentive plan, "[o]ther factors considered by the compensation committee primarily consisted of the amount of the bonus paid to the executive officer in the prior year and market data about compensation of comparable positions of responsibility at comparable companies." Since it appears that you engage in benchmarking, please identify the benchmark and its components, including the companies comprising the peer group, pursuant to Item 402(b)(2)(xiv) of Regulation S-K.

27. We note on page 166, in the second full paragraph, your disclosure, "[u]pon the occurrence of a change in control, as defined in the plan, the compensation committee may take any action with respect to outstanding awards that it deems appropriate …" We also note similar disclosures throughout your prospectus where you reference the definition of a term in your disclosure to another document. For example, see page 168, in the third bullet point at the top of the page, "Class B shares will not be subject to forfeiture after a change of control (as defined in our shareholders agreement)" and in footnotes (1) and (3) to the chart "Potential Payments Upon Termination of Employment or Change in Control for Richard D. Kinder" on page 170. Please revise so that the term or concept being discussed can be understood from the context in which it is used.

Kinder Morgan, Inc. Cash Balance Retirement Plan, page 169

28. Please provide a narrative description of this retirement plan rather than referring investors to note 9 to your annual consolidated financial statements.

Certain Relationships and Related Party Transactions, page 184

29. It appears that some of the related party transactions described in your financial statement are not disclosed in this section. For example, it appears that there is no disclosure regarding the transactions with significant investors described on pages F-68 and F-69. Please reconcile and provide the information required by Item 404 of Regulation S-K.

30. Under Payment of Certain Costs and Expenses on page 190, Other Relationships on page 191 and Severance Agreements on page 192, please disclose the approximate dollar value of the amount involved in the transactions. Refer to Item 404(a)(3) of Regulation S-K.

Related Party Transaction Approval Policy, page 192

31. Please revise to explain which transactions are subject to the "limited exceptions" to your policy, and disclose the policies and procedures used by the audit committee or the appropriate executive in reviewing and determining whether to approve related party transactions. In addition, please disclose whether such policies and procedures are in writing and, if not, how such policies and procedures are evidenced. Refer to Item 404(b) of Regulation S-K.

Principal and Selling Stockholders, page 193

32. Please clarify in footnote (4) to the table the natural persons who have voting and/or investment control over the securities held by Highstar Capital LP. For

guidance, refer to Question 140.02 of our Regulation S-K Compliance and Disclosure Interpretations available on our website at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm. Please also include the address for Highstar Capital LP. Refer to Item 403(a) of Regulation S-K.

33. Since Mr. Tekkorra is a Managing Director of Riverstone and Mr. Youngkin is a Managing Director of Carlyle, please explain why they are not deemed to share beneficial ownership of the applicable shares held by the Carlyle/Riverstone funds.

Description of our Capital Stock, page 205

34. We note your disclosures on page 206 and 2007 that at May 31, 2015, any remaining Class A shares, Class B shares and Class C shares will mandatorily convert into shares of common stock based on the fair market value of such shares as determined in accordance with your certificate of incorporation. Notwithstanding the reference to your certificate of incorporation, please revise your disclosure to better explain how the fair market value of these shares will be determined for this mandatory conversion purpose.

35. We note your disclosures on page 207 under the heading Automatic Conversion of Class B Shares and Class C Shares. Notwithstanding your reference to information contained in your certificate of incorporation, please revise your disclosure to better explain the triggers that will result in the automatic conversion of some or all of the Class B shares and Class C shares.

Index to Financial Statements, page F-1

Kinder Morgan Holdco LLC Financial Statements for the Nine Months Ended September 30, 2010 and 2009, page F-250

Notes to Consolidated Financial Statements, page F-253

2. Investments, Acquisitions, Joint Ventures and Divestitures, page F-254

Investments, page F-254

36. We note your $430 million impairment charge for NGPL PipeCo LLC. Please provide us with your impairment analysis, including your cash flow analysis used to calculate the total fair value of NGPL PipeCo LLC. Please ensure you discuss and/or explain significant assumptions and estimates included in your cash flow analysis. Additionally, please provide us with a rollforward of this investment balance from December 31, 2009 through September 30, 2010.

Part II
Exhibits and Financial Statements Schedules, page II-3

37. Please file all required exhibits, such as the shareholders agreement, the underwriting agreement and the legal opinion in a timely manner so that we may have time to review them before you request that your registration statement becomes effective.

Undertakings, page II-8

38. Please revise to provide the undertakings provided under Items 512(a)(5)(ii) and Item 512(a)(6) of Regulation S-K.

Exhibit 10.10

39. We note that the Credit Agreement (filed as Exhibit 4.1 to Kinder Morgan Kansas, Inc.'s Current Report on Form 8-K, filed June 5, 2007), listed on your Exhibit Index is missing some schedules and exhibits that are part of this agreement. Specifically, all the schedules are missing and exhibits D, E, I-1, I-2, L-2 and L-3 are missing.

While Item 601(b)(2) of Regulation S-K permits you to provide omitted information supplementally upon request, there is not a similar provision in Item 601(b)(10) of Regulation S-K. Please re-file a complete copy of this agreement.

Exhibit 23.2

40. Please have your independent registered public accounting firm revise the consent to reflect the date in the audit report. It appears that the dual date for Note 17 should be November 22, 2010.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Yong Kim, Accountant, at (202) 551-3323 or Jennifer Thompson, Accounting Branch Chief, at (202) 551-3737, if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Staff Attorney, at (202) 551-3342, or Brigitte Lippmann, Special Counsel, at (202) 551-3713 or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Gary W. Orloff
        Bracewell & Giuliani LLP
        711 Louisiana Street, Suite 2300
        Houston, TX 77002